SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

SPARK NETWORKS SE

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

846517100 (for American Depositary Shares, each representing 0.1 Ordinary Share)

(CUSIP Number)

The Alex Mehr Living Trust DTD 4/6/10

151 Calle de San Francisco

Suite 200 PMB 5520

San Juan, Puerto Rico 00901-1607

650-328-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 20191

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This constitutes a late filing due to administrative oversights.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Alex Mehr Living Trust DTD 4/6/10 (the “Trust”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California(1)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,108,229(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,108,229(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,108,229(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.25%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	The Trust was established in California but has no designated place of organization.
(2)

Consists of (i) 791,129 American Depositary Shares (“ADSs”), each representing 0.1 Ordinary Shares, no par value (the “Ordinary Shares”), of Spark Networks SE, a European stock corporation (Societas Europaea, SE) with its corporate seat in Germany (the “Issuer”), which represent 79,112.9 Ordinary Shares held by the Reporting Person as of April 20, 2021, and (ii) 317,100 ADSs representing 31,710 Ordinary Shares that the Reporting Person has the right acquire pursuant to call options held by the Reporting Person (the “Options”) as of April 20, 2021.

(3)

Calculated based upon an aggregate of 2,605,689 outstanding Ordinary Shares, as disclosed by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “2020 10-K”), filed with the Securities and Exchange Commission on March 31, 2021.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alex Mehr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,108,229(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,108,229(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,108,229(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.25%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 791,129 ADSs representing 79,112.9 Ordinary Shares held by the Trust as of April 20, 2021 and (ii) 317,100 ADSs representing 31,710 Ordinary Shares that the Trust has the right acquire pursuant the Options held by the Trust as of April 20, 2021. The Reporting Person is the sole trustee of the Trust.

(2)	Calculated based upon an aggregate of 2,605,689 outstanding Ordinary Shares, as disclosed by the Issuer in the 2020 10-K.

CUSIP No. 846517100	SC 13D	Page 3 of 9

EXPLANATORY NOTE

This Statement on Schedule 13D (this “Schedule 13D”) is a filing being made pursuant to Rule 13d-1(a) and Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Trust and Alex Mehr, who is the sole trustee of the Trust (Mr. Mehr, together with the Trust, the “Reporting Persons” and each, a “Reporting Person”), to report the Reporting Persons’ acquisition and subsequent disposition of Ordinary Shares. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On July 1, 2019, due to a merger (described below) between the Issuer and Zoosk, Inc., a Delaware corporation (“Zoosk”), co-founded by Alex Mehr, the Trust became entitled to receive an aggregate of 1,492,554 ADSs, each representing 0.1 Ordinary Shares, which caused the Reporting Persons to beneficially own in excess of 5% of the then issued and outstanding Ordinary Shares of the Issuer.

Between December 2, 2019 and December 5, 2019, the Trust sold 229,863 ADSs in open market transactions, which resulted in the Reporting Persons beneficially owning less than 5% of the then issued and outstanding Ordinary Shares of the Issuer.2

The period beginning on July 1, 2019 and ending on December 5, 2019 is referred to herein as the “Beneficial Ownership Reporting Period.”

Due to administrative oversights on behalf of the Reporting Persons, this Schedule 13D was not previously filed by the Reporting Persons to report both the initial acquisition and subsequent dispositions as described above. Though the Reporting Persons previously owned greater than 5% of the then issued and outstanding Ordinary Shares, the Reporting Persons currently own less than 5% of the presently issued and outstanding Ordinary Shares. As a result, the Reporting Persons deem this filing to be a discretionary filing on Schedule 13D.

In accordance with applicable guidance of the Securities and Exchange Commission, information on the cover page of this Schedule 13D and in Item 5 of this Schedule 13D is reported as of the date of filing.

[2]

Calculated based on 2,601,037 issued and outstanding Ordinary Shares, represented by an aggregate of 26,010,365 outstanding ADSs, as disclosed by the Issuer in a press release dated July 2, 2019 (the “July 2019 Press Release”) and furnished as Exhibit 99.1 to its Report of Foreign Private Issuer of Form 6-K, furnished to the Securities and Exchange Commission on July 2, 2019.

CUSIP No. 846517100	SC 13D	Page 4 of 9

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Ordinary Shares of the Issuer. The address of the Issuer’s principal executive office is Kohlfurter Straße 41/43, Berlin 10999, Germany.

ITEM 2. IDENTITY AND BACKGROUND.

a.	This Schedule 13D is being filed jointly by the Trust and by Alex Mehr.

b.	The business address of each Reporting Person is 151 Calle de San Francisco, Suite 200, PMB 5520, San Juan, Puerto Rico 00901-1607.

c.

The Trust is an estate planning vehicle that makes and holds investments for its beneficiary, Alex Mehr. Alex Mehr serves as the trustee of the Trust and, in this capacity, he has the sole right to direct the voting and disposition of the securities owned by the Trust.

d.	No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	The Trust was established in California. However, it has no designated place of organization.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Following the Merger (as defined below), the aggregate purchase price of the additional ADSs deemed to be beneficially owned by the Reporting Persons was $3,984,617.90, which were acquired with funds from the capital account of the Trust.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

On July 1, 2019, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 21, 2019, by and among the Issuer, Chemistry Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), Zoosk, and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the Holders’ Representative (as defined in the Merger Agreement), Merger Sub was merged with and into Zoosk and the separate existence of Merger Sub ceased, upon which Zoosk became a wholly-owned subsidiary of the Issuer (the “Merger”).

Prior to the Merger, the Trust was a shareholder of Zoosk. As a result of the Merger, the Trust became entitled to receive an aggregate of 1,492,554 ADSs as consideration for the Merger.

The Trust originally acquired its shares in Zoosk pursuant to a transfer for estate planning purposes from the trustee and beneficiary, Alex Mehr, who received the shares pursuant to his role as the former Chief Executive Officer and founder of Zoosk.

Following the Merger, between December 2, 2019 and December 5, 2019, the Trust sold 229,863 ADSs in open market transactions, which resulted in the Reporting Persons beneficially owning less than 5% of the then outstanding Ordinary Shares of the Issuer.3

[3]	Calculated based on 2,601,037 issued and outstanding Ordinary Shares, represented by an aggregate of 26,010,365 outstanding ADSs, as disclosed by the Issuer in the July 2019 Press Release.

CUSIP No. 846517100	SC 13D	Page 5 of 9

During the Beneficial Ownership Reporting Period, except as disclosed in this Item 4, the Reporting Persons had no plans or proposals that related to or would have resulted in: (a) the acquisition or disposition by the Reporting Persons of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the board of directors or management of the Issuer; (e) a material change in the capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may have impeded the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

As of the date of this Schedule 13D, the Reporting Persons continue to analyze and evaluate, as part of their ordinary business practices, their current holdings in the Issuer.

The Reporting Persons intend to continue such analysis, evaluation and review of their holdings in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Ordinary Shares and/or ADSs at prices that would make the purchase or sale of Ordinary Shares and/or ADSs desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Ordinary Shares and/or ADSs on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons have engaged, and may continue to engage, in discussions with the Issuer’s management and board of directors (the “Board”) regarding means to enhance stockholder value. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Ordinary Shares and/or ADSs, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with Issuer’s management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, purchasing additional Ordinary Shares and/or ADSs, selling some or all of their Ordinary Shares and/or ADSs, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares and/or ADSs, or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) (b)

As of April 20, 2021, the Reporting Persons may be deemed to beneficially own 1,108,229 ADSs representing 110,822.9 Ordinary Shares, consisting of (i) 791,129 ADSs representing 79,112.9 Ordinary Shares held by the Trust, and (ii) 317,100 ADSs representing 31,710 Ordinary Shares that the Trust has the right acquire pursuant to call options held by the Trust. The 1,108,229 ADSs deemed to be beneficially owned by the Reporting Persons represent 4.25% of the aggregate outstanding Ordinary Shares, as disclosed by the Issuer in the 2020 10-K. Mr. Mehr, as trustee of the Trust, has sole voting, investment and dispositive power with respect to such securities.

CUSIP No. 846517100	SC 13D	Page 7 of 9

(c)	Except as set forth on Schedule A hereto, the Reporting Persons have not effected any transactions involving the Ordinary Shares of the Issuer during the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Ordinary Shares on December 5, 2019.[4]

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which each agreed to the joint filing on behalf of each of them on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference. The information set forth in Item 4 hereof is also hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 – Joint Filing Agreement, dated April 20, 2021.

[4]	Calculated based on 2,601,037 outstanding Ordinary Shares, represented by an aggregate of 26,010,365 outstanding ADSs, as disclosed by the Issuer in the July 2019 Press Release.

CUSIP No. 846517100	SC 13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 20, 2021

The Alex Mehr Living Trust DTD 4/6/10

By:	/s/ Alex Mehr
Alex Mehr Trustee

Alex Mehr

By:	/s/ Alex Mehr
Alex Mehr

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Schedule A

TRANSACTIONS INVOLVING THE ORDINARY SHARES OF THE ISSUER DURING THE PAST 60 DAYS

On March 30, 2021, the Trust purchased, at a price of $2.39 per ADS, American-style call options referencing an aggregate of 22,100 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and were exercised on April 16, 2021.

On March 31, 2021, the Trust purchased, at a price of $3.46 per ADS, American-style call options referencing an aggregate of 48,700 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on November 19, 2021.

On March 31, 2021, the Trust purchased, at a price of $3.10 per ADS, American-style call options referencing an aggregate of 2,000 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on November 19, 2021.

On April 5, 2021, the Trust purchased, at a price of $3.49 per ADS, American-style call options referencing an aggregate of 73,500 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on November 19, 2021.

On April 6, 2021, the Trust purchased, at a price of $3.60 per ADS, American-style call options referencing an aggregate of 25,400 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on November 19, 2021.

On April 8, 2021, the Trust purchased 13,002 ADSs in the open market at a price of $7.34 per ADS.

On April 8, 2021, the Trust purchased, at a price of $2.80 per ADS, American-style call options referencing an aggregate of 10,000 ADSs, which are currently exercisable, have an exercise price of $7.50 per ADS and expire on May 21, 2021.

On April 8, 2021, the Trust purchased, at a price of $2.85 per ADS, American-style call options referencing an aggregate of 10,000 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on May 21, 2021.

On April 8, 2021, the Trust purchased, at a price of $0.95 per ADS, American-style call options referencing an aggregate of 10,000 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on August 20, 2021.

On April 9, 2021, the Trust purchased, at a price of $1.00 per ADS, American-style call options referencing an aggregate of 10,000 ADSs, which are currently exercisable, have an exercise price of $7.50 per ADS and expire on May 21, 2021.

On April 9, 2021, the Trust purchased, at a price of $0.40 per ADS, American-style call options referencing an aggregate of 10,000 ADSs, which are currently exercisable, have an exercise price of $10.00 per ADS and expire on May 21, 2021.

On April 9, 2021, the Trust purchased, at a price of $3.00 per ADS, American-style call options referencing an aggregate of 10,000 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on August 20, 2021.

On April 9, 2021, the Trust purchased, at a price of $3.00 per ADS, American-style call options referencing an aggregate of 10,000 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on August 20, 2021.

On April 9, 2021, the Trust purchased, at a price of $3.00 per ADS, American-style call options referencing an aggregate of 15,800 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on August 20, 2021.

On April 16, 2021, the Trust purchased 8,814 ADSs in the open market at a price of $6.88 per ADS.

On April 19, 2021, the Trust purchased 67,308 ADSs in the open market at a price of $7.36 per ADS.

On April 19, 2021, the Trust purchased 9,567 ADSs in the open market at a price of $7.11 per ADS.

On April 19, 2021, the Trust purchased, at a price of $3.20 per ADS, American-style call options referencing an aggregate of 30,000 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on November 19, 2021.

On April 19, 2021, the Trust purchased, at a price of $2.50 per ADS, American-style call options referencing an aggregate of 1,700 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on August 20, 2021.

On April 20, 2021, the Trust purchased 17,700 ADSs in the open market at a price of $7.27 per ADS.

On April 20, 2021, the Trust purchased, at a price of $2.84 per ADS, American-style call options referencing an aggregate of 50,000 ADSs, which are currently exercisable, have an exercise price of $5.00 per ADS and expire on August 20, 2021.